================================================================================

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


         MITSUI & CO., LTD. ANNOUNCES APPOINTMENT OF NEW TOP EXECUTIVES


                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                               MITSUI & CO., LTD.
                               ------------------
                 (Translation of registrant's name into English)

                             2-1, OHTEMACHI 1-CHOME
                           CHIYODA-KU, TOKYO 100-0004
                                     JAPAN
                              ------------------
                    (Address of principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]


                           Form 20-F   X   Form 40-F
                                     -----           ----


     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]


                                  Yes     No  X
                                      ---    ---

     [If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-       ]
                                                  ------

================================================================================

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: September 4, 2002



                                        MITSUI & CO., LTD.



                                     By: /s/ Tasuku Kondo
                                        ----------------------------------------
                                        Name : Tasuku Kondo
                                        Title: Executive Director
                                               Senior Executive Managing Officer
                                               Chief Financial Officer

                                                                 1-2-1,Ohtemachi
                                                                      Chiyoda-ku
                                                                  Tokyo 100-0004
                                                              Mitsui & Co., Ltd.


                                                               September 4, 2002


NEWS RELEASE


MITSUI & CO., LTD. ANNOUNCES APPOINTMENT OF NEW TOP EXECUTIVES


Tokyo -- September 4, 2002- Mitsui & Co., Ltd. announced that Nobuo Ohashi was elected Chairman and Executive Director and Shoei Utsuda was elected President and Chief Executive Officer in an extraordinary board meeting held today. Effective dates and other details are as follows:

APPOINTMENT                                                  EFFECTIVE
-----------                                                  ---------
Nobuo Ohashi, Chairman and Executive Officer                 September 30, 2002
Shoei Utsuda, President and Chief Executive Officer          September 30, 2002


RESIGNATION
-----------

Shigeji Ueshima, Chairman and Executive Officer              September 30, 2002
Shinjiro Shimizu, President and Chief Executive Officer      September 30, 2002
Jun Tashiro, Executive Vice President                        September 30, 2002
Haruhiko Yoshida, Executive Managing Officer                 September 4, 2002